Reticulate Micro, Inc.

3255 Bayside Lakes Blvd, Ste. 106

Palm Bay, FL 32909

May 23, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549

Re:	Reticulate Micro, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-275142

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Reticulate Micro, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-1 (File No. 333-275142), together with all exhibits and amendments thereto, initially filed with the Commission on October 23, 2023 (the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registration Statement has not been declared effective. The Company confirms that no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by Rule 477(a). The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this request will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (866) 706-4276 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Reticulate Micro, Inc.

By:	/s/ Joshua Cryer
Joshua Cryer
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.